

March 8, 2013

Via E-Mail
Francesco Piovanetti
Chief Executive Officer
Net Element International, Inc.
1450 South Miami Ave.
Miami, Florida 33130

> **Re:** **Net Element International, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 12, 2013**
> **File No. 333-186621**

Dear Mr. Piovanetti:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that material relationships exist between you and your selling security holders. We note in particular, the relationships your significant shareholder, Cazador Sub Holdings, has with Arco Group LLC and ACM Investments LLC, and Mr. Kelley's role as a director. Given these relationships, please provide us with your analysis as to how you determined that this offering is not a primary offering. Please see Securities Act Rules Compliance and Disclosure Interpretation 612.09.

2. It appears that you seek to register offers and sales of the common stock by current holders of the warrants and holders who acquired the warrants outside of registered transactions. Please provide us with your analysis of why registration of the issuance transactions regarding those shares is consistent with applicable legal requirements, given that the offering of the shares underlying these warrants commenced as an unregistered offering. It appears that the second bullet-point on the cover page should indicate that

the registered issuance of the shares is limited to warrant holders who acquire their warrants in registered resale transaction after the effective date of the offering.

3.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Selling Securityholders, page 15

4.   Please revise to disclose all material relationships you have had with your selling security holders within the past three years as required by Item 507 of Regulation S-K. Please also revise to name the natural persons who have or share voting or investment power over the shares owned by Arco Group LLC and ACM Investments LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc (by e-mail):   William N. Haddad, Esq.
                      Reed Smith LLP